Exhibit 12.1
CONTINENTAL AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Quarter Ended March 31,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Earnings:
Earnings (Loss) Before Income Taxes and Minority Interest	(136)	(695)	556	361	(75)	(455)
Less:
Undistributed Earnings (Losses) of Equity Investees	—	9	18	36	62	66
Plus:
Interest Expense	93	376	393	409	417	395
Capitalized Interest	(8)	(33)	(27)	(18)	(12)	(14)
Amortization of Capitalized Interest	9	35	36	40	40	39
Portion of Rent Expense Representative of Interest Expense	229	934	917	969	906	856

	187	608	1,857	1,725	1,214	755

Fixed Charges:
Interest Expense	93	376	393	409	417	395
Portion of Rent Expense Representative of Interest Expense	229	934	917	969	906	856

Total Fixed Charges	322	1,310	1,310	1,378	1,323	1,251

Coverage Adequacy (Deficiency)	(135)	(702)	547	347	(109)	(496)

Coverage Ratio	NA	NA	1.42	1.25	NA	NA